Exhibit 99.1
Deutsche Bank expects third-quarter 2007 net profit to exceed EUR 1.4 billion
Frankfurt, October 3, 2007
FRANKFURT AM MAIN, 3 October 2007 - Josef Ackermann, Chairman of the Management Board of Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) will today address an investor conference in London. In his speech he will comment on current market conditions and on Deutsche Bank’s financial performance in the third quarter 2007.
As the bank already communicated in a performance update on 4 September 2007, market conditions during the quarter impacted mark-to-market valuations in the leveraged loan and trading books. Deutsche Bank anticipates taking charges in the third quarter on leveraged loans and loan commitments (net of related fees) of up to EUR 700 million, in addition to charges taken on such loans and commitments during the second quarter, and of approximately EUR 1.5 billion on structured credit products, residential mortgage-backed securities and relative value trading in both credit and equities. Other businesses in Corporate Banking & Securities produced strong results for the quarter. However, due to the aforementioned charges, Corporate Banking & Securities as a whole is likely to report a net pre-tax loss in the quarter, currently estimated in the range of EUR 250 - 350 million.
Deutsche Bank continues to be pleased with the performance of its ‘stable’ businesses: Global Transaction Banking, Asset and Wealth Management, and Private & Business Clients. Across these businesses, performance continues to be strong and in line with management’s expectations.
Pre-tax income in Corporate Investments is expected to be approximately EUR 600 million in the third quarter from the conclusion of the sale of the bank’s 60 Wall Street building in New York and from gains on other assets.
Overall, Deutsche Bank expects third-quarter Group pre-tax income to be in the range of EUR 1.2 billion. Moreover, Deutsche Bank anticipates tax credits for the quarter, reflecting benefits from the German tax reform, beneficial tax positions as a consequence of the resolution of tax matters, and claims related to current and prior years. As a result of these factors, net income is currently estimated to exceed EUR 1.4 billion.
Deutsche Bank continues to apply accounting and valuation principles consistently with prior periods.
Ackermann commented: “Despite a challenging quarter for our investment banking franchise, our ‘stable’ businesses continue to perform well. We see substantial opportunities in investment banking after this period of correction. Therefore, we stay the course and remain committed to our publicly-stated financial targets for 2008, including pre-tax profits of EUR 8.4 billion, assuming normally functioning markets. We also re-affirm our commitment to a tier 1 capital ratio of between 8% and 9%.”
The above figures remain preliminary and subject to revision. The third-quarter Earnings Release and Interim Report will be published, as scheduled, on 31 October 2007.